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                                  SUBSIDIARIES

We have two subsidiaries. LMS Medical Systems (USA) Inc. ("LMS (US)") was incorporated under the laws of Delaware and is a wholly-owned subsidiary of LMS Medical Systems (Canada) Ltd. ("LMS"). LMS was incorporated under the laws of Canada and we own 99.98% of its issued and outstanding shares.